Exhibit 99.1

Warrantee Inc. Announces Receipt of Nasdaq Delisting Determination; Plans to Appeal

Tokyo, Japan, November 2, 2023 (GLOBE NEWSWIRE) -- Warrantee Inc. (Nasdaq: WRNT) (the “Company” or “Warrantee”), a Japanese marketing and market research technology company, today announced that it received a staff determination letter (the “Letter”), on October 27, 2023, from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of the determination from the Nasdaq staff (the “Staff”) to delist the Company’s securities from The Nasdaq Stock Market because it had not filed its Form 20-F for the period ended March 31, 2023 and is not in compliance with Nasdaq’s filing requirements for continued inclusion set forth in Nasdaq Listing Rule 5250(c)(1). Nasdaq explained in the Letter that the Company’s noncompliance with the first required periodic report after listing raised questions regarding the Company’s ability and readiness to be a Nasdaq listed company. This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

Pursuant to the Letter, unless the Company requests an appeal of the Staff’s determination, trading of the Company’s American Depositary Shares will be suspended at the opening of business on November 7, 2023, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Letter stated that the Company may appeal Staff’s determination to a Hearings Panel pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. A request for a hearing will stay the suspension of the Company’s securities for a period of 15 days from the date of the request. The Letter also stated that when the Company requests a hearing, it may also request a stay of the suspension pending the hearing. The Company intends to request a hearing to appeal the Staff’s delisting determination and an extended stay by 4:00 p.m. (Eastern Time) on November 3, 2023.

About Warrantee Inc.

Founded in Japan in 2013, Warrantee is a Japanese marketing and market research technology company that helps corporate sponsors unlock value through targeted marketing campaigns while providing its corporate sponsors’ potential customers who participate in its campaigns with extended warranty coverage on durables or certain healthcare benefits sponsored by its corporate sponsors. Warrantee focuses on developing a suite of specialized marketing and market research services and these services are designed to collect and leverage targeted and specialty data of its corporate sponsors’ potential customers to provide proprietary market insights to its corporate sponsors and promote the sales of their products. At the core of Warrantee’s current business of providing marketing campaign services is its trinity model, which connects three stakeholders: corporate sponsors, campaign participants, whom Warrantee also refers to as users, and Warrantee, and is designed to benefit all three stakeholders. For more information, please visit the Company’s website: https://warrantee.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “should,” “believe,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “continue,” “predict,” “project,” “potential,” “target,” “goal,” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Warrantee Inc.

Investor Relations Department

Email: ir@warrantee.co.jp

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com